EXHIBIT 99.1

TSX-V: MCLD NASDAQ: MCLD

mCloud

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, unless otherwise noted)

mCloud Technologies Corp.
Condensed Consolidated Interim Statements of Financial Position
Unaudited - Expressed in Canadian Dollars

	Notes	June 30, 2022	December 31, 2021
ASSETS			Recast (Note 2)
Current assets
Cash and cash equivalents		$4,405,948	$4,588,057
Trade and other receivables	5	12,134,992	14,566,975
Current portion of prepaid expenses and other assets		2,679,472	2,355,350
Current portion of long-term receivables	5	390,398	397,060
Total current assets		$19,610,810	$21,907,442
Non-current assets
Prepaid expenses and other assets		$402,838	$622,577
Long-term receivables	5	318,360	343,371
Right-of-use assets	6	7,298,424	916,028
Property and equipment		518,185	649,403
Intangible assets		17,429,695	20,585,833
Goodwill		27,119,177	27,081,795
Total non-current assets		$53,086,679	$50,199,007
Total assets		$72,697,489	$72,106,449
LIABILITIES
Current liabilities
Bank indebtedness	9	$3,679,631	$3,460,109
Trade payables and accrued liabilities	7	16,343,347	12,421,309
Deferred revenue	4	4,813,199	2,811,408
Current portion of loans and borrowings	8	10,399,574	12,447,939
Current portion of convertible debentures	10	23,457,500	22,185,170
Warrant liabilities	11	3,017,643	8,880,038
Current portion of lease liabilities	6	554,895	410,674
Business acquisition payable		1,399,580	1,398,972
Total current liabilities		$63,665,369	$64,015,619
Non-current liabilities
Convertible debentures		$85,091	$110,540
Lease liabilities	6	7,123,723	634,798
Loans and borrowings	8	19,586,233	767,662
Deferred income tax liabilities		827,672	2,291,057
Total liabilities		$91,288,088	$67,819,676
EQUITY (DEFICIT)
Share capital		118,327,722	118,195,363
Contributed surplus		11,547,919	11,040,751
Accumulative other comprehensive income		291,811	1,227,269
Deficit		(146,501,130)	(128,671,898)
Total shareholders’ equity (deficit)		$(16,333,678)	$1,791,485
Non-controlling interest		(2,256,921)	2,495,288
Total equity (deficit)		$(18,590,599)	$4,286,773
Total liabilities and equity		$72,697,489	$72,106,449
Going concern (Note 2); Events after the reporting period (Note 8, 18)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Approved on behalf of the Board of Directors on August 15, 2022

“Russ McMeekin”            “Michael Allman”
Director                           Director

1 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(Unaudited - Expressed in Canadian dollars except number of shares)

		Three months ended June 30,		Six months ended June 30,
	Notes	2022	2021	2022	2021
			Recast (Note 2)		Recast (Note 2)
Revenue	4	$2,269,026	$6,556,463	$6,698,629	$13,992,029
Cost of sales		(1,933,442)	(2,060,784)	(3,865,798)	(5,319,514)
Gross profit		$335,584	$4,495,679	$2,832,831	$8,672,515
Expenses
Salaries, wages and benefits		$5,059,254	$6,333,270	$10,373,584	11,203,665
Sales and marketing		1,139,984	328,354	1,902,215	513,053
Research and development		568,334	711,715	1,100,284	1,460,879
General and administration		2,065,443	1,556,068	4,617,456	2,893,429
Professional and consulting fees		3,560,346	2,490,612	6,736,389	4,230,033
Share-based compensation	13	191,528	360,645	444,461	735,919
Depreciation and amortization		1,826,415	1,993,021	3,769,628	3,963,971
Total expenses		$14,411,304	$13,773,685	$28,944,017	$25,000,949
Operating loss		$14,075,720	$9,278,006	$26,111,186	$16,328,434
Other expenses (income)
Finance costs	16(a)	$2,229,993	$1,946,586	$4,088,630	$4,182,513
Foreign exchange (gain) loss		(1,116,052)	164,355	(493,543)	531,783
Business acquisition costs and other expenses		—	11,610	—	336,020
Fair value (gain) loss on derivatives	16(b)	(2,538,329)	(1,113,106)	(5,031,599)	451,043
Other income	16(c)	(264,024)	(1,155,002)	(662,292)	(3,065,308)
Loss before tax		$12,387,308	$9,132,449	$24,012,382	$18,764,485
Current tax expense (recovery)		(184,181)	240,562	104,682	479,359
Deferred tax (recovery)		(591,418)	(372,600)	(1,482,234)	(491,824)
Net loss for the period		$11,611,709	$9,000,411	$22,634,830	$18,752,020
Other comprehensive (income) loss
Foreign subsidiary translation differences		1,531,158	(523,979)	882,069	(909,326)
Comprehensive loss for the period		$13,142,867	$8,476,432	$23,516,899	$17,842,694

Net loss (income) for the period attributable to:
mCloud Technologies Corp. shareholders	$8,051,662	$8,930,312	$17,829,232	$19,201,037
Non-controlling interest	3,560,047	70,099	4,805,598	(449,017)
	$11,611,709	$9,000,411	$22,634,830	$18,752,020
Comprehensive loss (income) for the period attributable to:
mCloud Technologies Corp. shareholders	$9,617,122	$8,487,838	$18,764,690	$18,513,256
Non-controlling interest	3,525,745	(11,406)	4,752,209	(670,562)
	$13,142,867	$8,476,432	$23,516,899	$17,842,694

Loss per share attributable to mCloud shareholders – basic and diluted	$0.50	$0.88	$1.10	$1.89
Weighted average number of common shares outstanding - basic and diluted	16,154,794	10,154,320	16,151,197	10,154,320
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Condensed Consolidated Interim Statements of Changes in Equity (Deficit)
For the Six Months Ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except number of shares)

	Notes	Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit	Total Shareholders’ Equity (Deficit)	Non- controlling Interest	Total Equity (Deficit)
Balance, December 31, 2021 - Recast (Note 2)		16,138,069	$118,195,363	$11,040,751	$1,227,269	$(128,671,898)	$1,791,485	$2,495,288	$4,286,773
Share-based payments	13	—	—	444,461	—	—	444,461	—	444,461
RSUs exercised	12(a)	17,585	132,359	(132,359)	—	—	—	—	—
Warrants issued in financing	12(b)	—	—	195,066	—	—	195,066	—	195,066
Net loss for the period		—	—	—	—	(17,829,232)	(17,829,232)	(4,805,598)	(22,634,830)
Other comprehensive (loss) income for the period		—	—	—	(935,458)	—	(935,458)	53,389	(882,069)
Balance, June 30, 2022		16,155,654	$118,327,722	$11,547,919	$291,811	$(146,501,130)	$(16,333,678)	$(2,256,921)	$(18,590,599)

Balance, December 31, 2020 - Recast (Note 2)		9,168,416	$83,120,611	$8,518,476	$1,435,384	$(83,909,198)	$9,165,273	$2,293,246	$11,458,519
Share-based payments		—	—	735,919	—	—	735,919	—	735,919
RSUs exercised		10,773	129,814	(129,814)	—	—	—	—	—
Broker warrants issued		—	—	372,947	—	—	372,947	—	372,947
Shares issued in public offering, net of costs		2,300,000	12,395,918		—	—	12,395,918	—	12,395,918
Investor warrants issued, net of costs		—	—	619,796	—	—	619,796	—	619,796
Net (loss) income for the period		—	—	—	—	(19,201,037)	(19,201,037)	449,017	(18,752,020)
Other comprehensive income for the period		—	—	—	687,781	—	687,781	221,545	909,326
Balance, June 30, 2021 - Recast (Note 2)		11,479,189	$95,646,343	$10,117,324	$2,123,165	$(103,110,235)	$4,776,597	$2,963,808	$7,740,405
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

		Six months ended June 30,
	Notes	2022	2021
Operating activities			Recast (Note 2)
Net loss for the period		$(22,634,830)	$(18,752,020)
Items not affecting cash:
Depreciation and amortization		3,769,628	3,963,971
Share-based compensation	13	444,461	735,919
Finance costs	16(a)	4,088,630	4,182,513
Fair value (gain) loss on derivatives	16(b)	(5,031,599)	451,043
Other income		(5,265)	(873,950)
Provision for expected credit loss		(64,337)	—
Unrealized foreign currency exchange (gain) loss		65,086	611,061
Current tax expense		104,682	479,359
Deferred income tax recovery		(1,482,234)	(491,824)
Increase (decrease) in working capital	17(a)	6,880,330	(1,647,105)
Interest paid		(2,284,458)	(1,613,861)
Net cash used in operating activities		$(16,149,906)	$(12,954,894)

Investing activities
Acquisition of property and equipment		$(35,935)	$(337,784)
Expenditure on intangible assets		—	(436,555)
Net cash used in investing activities		$(35,935)	$(774,339)

Financing activities
Payment of lease liabilities		$(268,359)	$(592,372)
Repayment of loans		(8,224,068)	(7,009,073)
Proceeds from loans and bank indebtedness, net of transaction costs		25,376,844	8,760,673
Repayments of bank indebtedness		(857,816)	(953,584)
Proceeds from issuance of shares, net of issuance costs		—	12,395,918
Proceeds from issuance of convertible debentures, net of costs		—	5,527,298
Advance from subscription of units		—	420,000
Proceeds from exercise of warrants, net		—	619,796
Net cash provided by financing activities		$16,026,601	$19,168,656

Net (decrease) increase in cash and cash equivalents		$(159,240)	$5,439,423
Effect of exchange rate fluctuations on cash held		(22,869)	(20,604)
Cash and cash equivalents, beginning of period		4,588,057	1,110,889
Cash and cash equivalents, end of period		$4,405,948	$6,529,708
Supplemental cash flow information (Note 17)
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4 | Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)
NOTE 1 – NATURE OF OPERATIONS
mCloud Technologies Corp. (“mCloud” or the “Company”), is a provider of proprietary technology solutions, AssetCare. Customers use AssetCare software-as-a-service (“SaaS”) and data solutions to ensure assets continuously operate at peak performance. AssetCare is an asset management platform combining IoT, AI and the cloud to drive next-level performance and efficiency. mCloud offers foundational enterprise technology solutions enabling capabilities such as secure communications, connected work, and remote monitoring.
The Company is domiciled in Vancouver, Canada with its head office in Calgary, Alberta and its registered offices located at 550-510 Burrard Street, Vancouver, British Columbia, V6C 3A8.
The Company’s common shares trade on the TSX.V trading in Canadian dollars under the symbol MCLD, on the Nasdaq Stock Market LLC (“NASDAQ”) in U.S. dollars under the symbol MCLD, and on the OTCQB Venture Market under the symbol MCLDF.

NOTE 2 – BASIS OF ACCOUNTING
Basis of preparation
These condensed consolidated interim financial statements of the Company include the accounts of the Company, the ultimate parent company of its consolidated group, and its subsidiaries, and are prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the IASB have been condensed or omitted as they are not required for interim financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated annual financial statements and notes thereto for the year ended December 31, 2021 (the “2021 Annual Financial Statements”), which are available on SEDAR at www.sedar.com. Selected explanatory notes are included in the interim financial statements to explain events and transactions that are significant to the understanding of changes in the Company’s financial position and performance since the last annual financial statements. The accounting policies applied in the preparation of these condensed consolidated interim financial statements are consistent with those applied in the 2021 Annual Financial Statements.
The Company’s presentation currency is Canadian dollars, and all amounts are presented in Canadian dollars unless otherwise stated. Certain disclosures include the use of U.S. Dollars (“USD” or “US$”) in describing certain financing transactions. These condensed consolidated interim financial statements have been prepared on a going-concern basis, under the historical cost convention except for certain financial instruments that have been measured at fair value. There were no changes in the entities contained in the consolidated results or the equity percentage held by the Company from December 31, 2021.
Total revenues recognized in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2021, have been corrected between the four quarters ended March 31, 2021, June 30, 2021, September 30, 2021 and December 31, 2021. The adjustment to the previously reported amounts for the three and six months ended June 30, 2021, resulted in a decrease to revenue of $945,470 and $1,597,134, respectively, and a corresponding increase to net loss and net loss attributable to mCloud shareholders. During the three and six months ended June 30, 2021, basic and diluted net loss per share increased to a net loss of $0.88 per share from $0.75 per share and $1.89 per share from $1.73 per share, respectively.
The Company has reclassified certain expenses during the six months ended June 30, 2021 in the condensed consolidated interim statements of loss and comprehensive loss. These adjustments impacted previously reported amounts for the six months ended by decreasing cost of sales by $539,776, increasing sales, wages and benefits by $749,688 and decreasing professional and consulting fees by $209,912.
The Company has corrected net income (loss) and other comprehensive income (loss) attributable to mCloud shareholders and non-controlling interest for the years ended December 31, 2019, 2020 and 2021. This resulted in a reclassification between non-controlling interest, accumulated other comprehensive income, and accumulated deficit in the condensed consolidated statements of financial position at December 31, 2020, June 30, 2021 and December 31, 2021. At December 31, 2020, on the condensed consolidated statement of financial position, accumulated other comprehensive income decreased by $234,212, deficit decreased by $1,777,168, and non-controlling interest decreased by $1,542,956. At June 30, 2021, on the condensed consolidated statement of changes in equity, accumulated other comprehensive income decreased by $102,247, and non-controlling interest increased by $102,247. At December 31, 2021, on the condensed consolidated statement of financial position, accumulated other comprehensive income decreased by $344,729, deficit decreased by $1,344,175, and non-controlling interest decreased by $999,446 taking into consideration the cumulative impacts of prior period adjustments.

5 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 2 – BASIS OF ACCOUNTING (continued)
In addition, the comparative disclosures as at December 31, 2021 in Note 14, Non-controlling interest, reflect the corrected balances for non-current assets, current liabilities and non-current liabilities of the non-controlling interest arising from the above noted attribution of net income (loss) and other comprehensive income (loss) errors as well as certain other disclosure errors.
These condensed consolidated interim financial statements were authorized for issue by the Audit Committee, on behalf of the Board of Directors, on August 15, 2022.

Going Concern
The outbreak of the COVID-19 pandemic and the measures adopted by governments in countries worldwide to mitigate the pandemic’s spread have impacted the Company. These measures required the Company to restrict deployment of technical services due to the in-person nature of these activities and delayed the start of certain projects throughout 2021 and into 2022. This negatively impacted the Company’s financial performance and liquidity position. While restrictions continue to ease there have been increased cases of COVID-19 and there is still uncertainty over how COVID-19 will impact the Company’s business and the timing of future revenues.
During the six months ended June 30, 2022, the Company generated a net loss of $22,634,830 and negative cash flows from operating activities of $16,149,906. At June 30, 2022, the Company had a working capital deficiency of $44,054,559. Working capital deficiency is a non-IFRS measure which is calculated as current assets less current liabilities. Current liquidity levels and available sources of capital are not adequate to fund the working capital deficiency. The most significant expected cash outflows included in current liabilities at June 30, 2022 include the 2019 Convertible Debentures of $23,652,979 (Note 10); loans and borrowings of $12,721,061 including principal and interest payments; payment of trade and other payables of $16,343,347; and payments associated with leases of approximately $1,408,243.
Based on the Company’s liquidity position at the date of authorization of these condensed consolidated interim financial statements and considering the uncertainty surrounding the impact of the pandemic, management estimates that it will need additional financing to meet its financial obligations. The Company is currently working with stakeholders and others to address the working capital deficiency. In the long-term, the ability of the Company to operate as a going concern is dependent on its ability to achieve and maintain profitable operations and positive cash flow from operations, and, as necessary, to obtain the necessary equity or debt financing to continue with operations. To date, the Company has funded its operations through debt and equity financing. While the Company has been successful in raising capital in the past and anticipates the lenders will not accelerate repayment of loans with covenant breaches as of June 30, 2022, and potential breaches forecasted over the coming year, there is no assurance that it will be successful in closing further financings in the future or obtaining waivers of the covenant breaches.
As a result, these factors are indicators that material uncertainties exist that raises significant doubt about the Company’s ability to continue as a going concern and, therefore, its ability to realize assets and discharge liabilities in the normal course of business.
In making their assessment, management considered all available information, together with forecasts and other mitigating strategies, about the future which is at least, but not limited to, 12 months from the end of the reporting period. Management has considered the following in its assessment that the going concern assumption remains appropriate:
•the plan for the repayment of the 2019 Convertible Debentures;
•the repayment of the term loan in full on or before October 31, 2022 (Note 8);
•the likelihood that undrawn funds under the revolving operating facility will be available and will not be required to be repaid (Note 9);
•the required cash principal and interest payments on indebtedness;
•the likelihood of payments required under contingent consideration arrangements;
•cash inflows from current operations and expected increases in revenues and cash flows resulting from new revenue contracts expected over the next 12 months due to the anticipated reduction of COVID-19 related restrictions; and
•future debt and equity raises.
These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation and be able to realize its assets and discharge its liabilities and commitments in the normal course of business for the foreseeable future. These condensed consolidated interim financial statements do not include any adjustments to the carrying amounts and classifications of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

6 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS
In the preparation of the condensed consolidated interim financial statements and the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during each reporting period. The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized in the period in which the estimates are revised and in any future period.
The Company applied critical judgements and estimates, including significant areas of estimation uncertainty in applying policies, in preparing these condensed consolidated interim financial statements.

NOTE 4 - REVENUE
All of the Company’s revenue is derived from contracts with customers. In the following tables, revenue is disaggregated by major service line and timing of revenue recognition.

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
AssetCare Initialization [1]	$28,979	$303,321	$443,470	$818,564
AssetCare Solutions [2]	4,695,074	6,079,949	8,684,202	12,514,458
Engineering Services [3]	116,649	173,193	142,633	659,007
Contract modification revenue reversal [4]	(2,571,676)	—	(2,571,676)	—
	$2,269,026	$6,556,463	$6,698,629	$13,992,029
1     Revenues from initial implementation and activation of AssetCare projects, including the sale of hardware.
2    Revenues include sales of subscriptions to AssetCare, other subscriptions, post contract support and maintenance, perpetual software licenses, and installation and engineering services.
3    Revenues includes consulting, implementation and integration services entered into on a time and materials basis or fixed fee basis without the use of AssetCare.
4    During the three months ended June 30, 2022, the Company cancelled a multi-year customer contract for which services had been performed in prior periods, resulting in a contract modification. As a result, revenue from AssetCare Initialization of $2,037,014 and AssetCare Solutions of $534,662 which were recorded in prior periods was reversed during the three and six months ended June 30, 2022.

	Three months ended June 30,		Six months ended June 30,
Revenue recognized	2022	2021	2022	2021
Over time [1]	$3,783,459	$6,253,142	$7,645,663	$11,701,851
At a point in time upon completion [1]	(1,514,433)	303,321	(947,034)	2,290,178
	$2,269,026	$6,556,463	$6,698,629	$13,992,029
1     See table above and related footnote 4. The three and six months ended June 30, 2022 reflects the reversal of $534,662 of revenue recognized over time and $2,037,014 of revenue recognized at point in time upon completion.

The Company’s revenue by location of the ultimate customer or consumer of product solution are as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Canada [1]	$(767,709)	$3,440,590	$1,271,267	$7,852,189
Americas	1,647,854	1,422,069	3,167,929	2,671,673
Asia Pacific	1,027,989	1,579,435	1,705,857	3,298,173
Other	360,892	114,369	553,576	169,994
Total revenue	$2,269,026	$6,556,463	$6,698,629	$13,992,029
1     Impact of previously recognized revenue for contract modification as explained in tables above.

7 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 4 - REVENUE (continued)
Significant changes in unbilled revenue and deferred revenue balances are as follows:

	Unbilled revenue	Deferred revenue
Balance at December 31, 2021	$756,042	$2,811,408
Additions	3,057,402	5,805,365
Less: transferred to trade and other receivables	(2,952,031)	—
Less: recognized in revenue	—	(3,853,163)
Effect of movements in exchange rates	—	49,589
Balance at June 30, 2022	$861,413	$4,813,199

NOTE 5 - TRADE AND OTHER RECEIVABLES AND LONG-TERM RECEIVABLES

	June 30, 2022	December 31, 2021
Trade receivables from contracts with customers	$11,532,760	$14,204,320
Unbilled revenue (Note 4)	861,413	756,042
Indirect taxes receivable	293,320	148,200
Income taxes receivable	11,404	2,217
Other receivables	920,419	919,954
Contract asset	46,812	86,777
Loss allowance	(1,531,136)	(1,550,535)
Total trade and other receivables - current	$12,134,992	$14,566,975

Long-term receivables
Long-term receivables represent receivables associated with revenue contracts whereby certain customers make fixed monthly installment payments over a period of time, ranging from one to three years, for performance obligations delivered upfront. For contracts where all performance obligations were completed except for monthly post contract and support maintenance, amounts due are included in trade receivables from contracts with customers.

	June 30, 2022	December 31, 2021
Current portion of long-term receivables [1]	$390,398	$397,060
Non-current portion of long-term receivables [2]	318,360	343,371
Total long-term receivables	$708,758	$740,431
1    Net of expected credit loss allowance of $95,518 at June 30, 2022 (December 31, 2021 - $95,064).
2    Net of expected credit loss allowance of $61,619 at June 30, 2022 (December 31, 2021 - $61,619).

NOTE 6 - LEASES

In October 2021, the Company executed a 12-year lease for office space in Calgary, Alberta. Basic rent and estimated common area expense payments commence in December 2022, preceded by a fixturing period which the Company will use to build out the space. Effective January 2022, the Company recognized a right-of-use asset associated with this office space of $6,322,509 and a related lease liability of $6,221,749.
The carrying value of all right-of-use assets at June 30, 2022 was $7,298,424 (December 31, 2021 - $916,028). Total lease liabilities were $7,678,618 at June 30, 2022 (December 31, 2021 - $1,045,472). The change in undiscounted contractual cash flows associated with new premise leases are described in Note 15(c).

8 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 7 - TRADE PAYABLES AND ACCRUED LIABILITIES

	June 30, 2022	December 31, 2021
Trade payables	$8,697,912	$5,591,316
Accrued liabilities	5,453,285	5,398,389
Interest payable	228,222	233,854
Mastercard facility	372,374	296,669
Due to related parties	217,795	265,074
Income taxes payable	278,813	266,753
Indirect taxes payable	279,993	150,577
Other [1]	814,953	218,677
Total trade payables and accrued liabilities	$16,343,347	$12,421,309
1     At June 30, 2022, includes $718,092 associated with previous warrant liability (Note 11(c)).

NOTE 8 - LOANS AND BORROWINGS

The carrying value of loans and borrowings by entities controlled by the Company are as follows. Note 17(b) includes the reconciliation of cash flows associated with borrowing activities.

	June 30, 2022	December 31, 2021
Term loan (a)	$6,623,292	$9,275,683
Promissory notes (b)	19,342,593	—
Nations Interbanc facility [1]	2,975,021	2,639,143
Debenture payable to Industry Canada	—	26,412
Loan payable to related party [2]	349,980	335,860
Oracle financing	632,034	826,418
Other loans and financing	62,887	112,085
Total	$29,985,807	$13,215,601

Current	$10,399,574	$12,447,939
Non-current	$19,586,233	$767,662
Total	$29,985,807	$13,215,601
1     Nations advanced $5,433,688 under the factor and security agreement and was repaid $5,454,108 in the six months ended June 30, 2022 (six months ended June 30, 2021 - $4,842,450 advances and $6,020,883 repayments).
2     Loan which originally matured in January 2023 was repaid in full in August 2022.

Loan repayment terms vary depending on the nature of the debt. Total interest expense associated with loans and borrowings recognized in net loss was $734,854 and $1,131,557 for the three and six months ended June 30, 2022 (three and six months ended June 30, 2021 - $286,144 and $533,508) (Note 16(a)). All of the Company’s loans have fixed interest rates, with the exception of its credit facility (Note 9).

a)    Term Loan
In May 2022, the Company and Fiera Private Debt Fund VI LP (“Fiera”) executed an Accommodation Agreement (the “Accommodation Agreement”) and the Company paid a total of $2,044,086 representing a portion of the outstanding principal amount under the term loan and a prepayment penalty and accommodation fee. The parties agreed that the remainder of the principal and interest due under the term loan would be paid on or before October 31, 2022 (the “Repayment Date”) and not the original maturity date of August 7, 2026. The term loan was amended to increase the interest rate charged from 6.85% to 9.5% per annum. The Company may be required to repay the loan before the Repayment Date if the Company is in default or breach of the Accommodation Agreement. As part of the Accommodation Agreement, Fiera signed an agreement, whereby Fiera’s security against certain assets of the Company is subordinate to the security granted to Carbon Royalty Corp. (Note 8(b)).

9 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 8 - LOANS AND BORROWINGS (continued)
a)    Term Loan (continued)
Blended payments of principal and interest of $2,987,535, inclusive of the lump sum principal repayment, were paid for the six months ended June 30, 2022 (six months ended June 30, 2021 - $1,171,518). A modification loss associated with the change in terms of $161,698 is included in finance costs in the consolidated statement of loss for the six months ended June 30, 2022 with an offsetting increase in the carrying value of the term loan. Transaction costs were incurred and netted against the value of the term loan.
The term loan was classified as current at December 31, 2021 as the Company did not meet certain minimum covenants set forth in the November 2021 amendment to the term loan and therefore the term loan was due on demand. There are no financial covenants under the Accommodation Agreement and the Company is no longer required to maintain the previous financial covenants.

b)    Financing of Electric Vehicle Development Projects
In conjunction with the Company’s agreements to provide AssetCare solutions to optimize Electric Vehicle (“EV”) charging efficiency at auto dealerships in certain U.S. States (the “EV Dealership Projects”), on March 28, 2022, a subsidiary of the Company executed a promissory note in the aggregate principal amount of US$15,000,000 (the “Note”) with Carbon Royalty Corp. (“Carbon”). EV Dealership Projects are the design, installation and operation of integrated power systems consisting of solar, batteries and EV charging power stations for auto dealerships.
The initial principal amount under the Note of US$5,000,000 was funded on April 1, 2022 and an additional US$10,000,000 was funded on May 5, 2022 (the “Loans”). The Loans mature on March 31, 2025, with 10% per annum interest payable monthly in arrears in USD. In addition to the interest payments, certain income-based payments, including tax incentives, are required to be made from the borrower to the lender based on income resulting from the EV dealership projects over their 20-year term. The Loans may not be prepaid unless authorized by the lender. The Loans contain representations, warranties and covenants which must be complied with to avoid an event of default which will allow the lender to demand repayment and increase the interest rate to 18%, amongst other implications.
On May 5, 2022, the Company, Carbon and Fiera executed a Subordination and Postponement Agreement (the “Subordination Agreement”), whereby the parties agreed that the security previously held by Fiera would be subordinate to the security granted to Carbon commencing on the date of the agreement. The security granted to Carbon includes, to the extent related to the EV Dealership Projects, all accounts, equipment and machinery, contracts and contract rights, including contracts with auto dealerships, inventory, cash and proceeds, rent and profits.

NOTE 9 – BANK INDEBTEDNESS

	June 30, 2022	December 31, 2021
ATB Financial revolving operating facility	$3,679,631	$3,460,109

ATB Financial Facility
The Company’s secured revolving operating facility (“ATB Facility”) with ATB Financial (“ATB”) is due on demand, bears interest at the prime rate plus 2% per annum with interest and fees due at the end of each month. During the six months ended June 30, 2022, additional draws of $1,077,338 were made and principal repayments of $863,502 were made in accordance with the agreement.
The ATB Facility is subject to certain reporting and financial covenants. The Company was not in compliance with these covenants at June 30, 2022.

10 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 10 – CONVERTIBLE DEBENTURES

2019 Convertible debentures

	June 30, 2022	December 31, 2021
Opening balance	$22,380,649	$19,767,472
Interest paid	(1,172,875)	(2,345,750)
Accreted interest at effective interest rate	2,445,205	4,958,927
Carrying amount of liability component	$23,652,979	$22,380,649
Less: interest payable	(195,479)	(195,479)
Total - current	$23,457,500	$22,185,170
The Company completed a private placement offering of convertible unsecured subordinated debentures (the “2019 Debentures”) for total aggregate gross proceeds of $23,507,500 in July 2019. The 2019 Debentures bear interest at a rate of 10% per annum, paid quarterly, and matured on June 30, 2022, at which time the principal amount of $23,457,500 and any unpaid interest was repayable in cash because the conversion option was not exercised by the holders as of that date.

NOTE 11 - WARRANT LIABILITIES

	June 30, 2022	December 31, 2021
Derivative warrant liabilities - 2021 Debentures (a)	$367,019	$1,868,541
Derivative warrant liabilities - USD equity financing (b)	2,650,624	6,106,596
Warrant liability related to business acquisition (c)	—	709,835
Other warrant liability (c)	—	195,066
Total, all current	$3,017,643	$8,880,038

Derivative warrant liabilities
The Company issued warrants in conjunction with debt and equity transactions. Certain of these warrants are classified as derivatives which are recognized as financial liabilities. At the issuance date and each reporting date until warrants are exercised, the fair value of the liability is remeasured, with changes in the fair value recorded as gains or losses in the consolidated statements of loss and comprehensive loss. There were no new derivative warrants issued or warrants exercised in the three and six months ended June 30, 2022.

a) Warrants associated with 2021 Debentures
The 2,107,787 common share purchase warrants entitle the holder to purchase one common share of the Company at an exercise price of US$6.87 and expire August 13, 2024. At June 30, 2022, the warrants were remeasured at a fair value of $367,019, resulting in a $853,068 and $1,509,069 gain on remeasurement for the three and six months ended June 30, 2022. The fair value of derivative warrants at June 30, 2022 of $0.17 per warrant was calculated using the Black-Scholes option pricing model (“Black-Scholes model”) with the following inputs and assumptions: share price of $4.05, Canadian dollar equivalent exercise price of $8.87, risk-free rate of 2.93%, expected life of 2.1 years, expected volatility of 43%, and no expected dividends. These warrants are classified as a Level 3 fair value measurement.
b) Warrants associated with USD equity financing
The 2,415,000 common share purchase warrants entitle the holder to purchase one common share of the Company at an exercise price of US$4.75 and expire November 29, 2026. On February 15, 2022, these warrants commenced trading on the NASDAQ, under the symbol MCLDW, and as a result, these warrants are classified as a Level 1 fair value measurement (previously Level 3) at June 30, 2022 (Note 15(b)). At June 30, 2022, the warrants were remeasured at a fair value of $2,650,624, resulting in a $1,652,742 and $3,490,011 gain on remeasurement for the three and six months ended June 30, 2022. The fair value of derivative warrants at June 30, 2022 of $1.10 (US$0.85) per warrant was based on the closing price of the warrants.

11 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 11 - WARRANT LIABILITIES (continued)
c) Other warrant liabilities
Warrant liability related to business acquisition - During 2019, the Company assumed a warrant liability whereby the holder of the warrant has the option to convert the warrant into shares of Agnity, not the Company, by April 15, 2022, or receive a cash payment of US$552,250 at any time before the expiry of the warrant. The liability is measured at the Canadian dollar equivalent to its cash redemption amount which varies as a function of movements in exchange rates. The warrant holder elected to receive cash repayment and the C$ equivalent of the cash payment has been reclassified to trade payables and accrued liabilities at June 30, 2022.

Warrant liability related to ATB Financial - At December 31, 2021, the Company had an obligation to issue warrants to ATB. The fair value of the warrants was measured at the date the services were received in the amount of $195,066. On January 17, 2022, the Company issued 183,486 share purchase warrants to ATB which gives them the ability to purchase an equivalent number of common shares of the Company at an exercise price of $5.45 per share, maturing one year from date of issuance (Note 12(b)).

NOTE 12 - SHARE CAPITAL

a)    Common shares
The Company has an unlimited number of authorized voting common shares with no par value. During the six months ended June 30, 2022, the Company issued 17,585 common shares on exercise of Restricted Share Units (Note 13(b)).
Common shares in escrow
At June 30, 2022, the Company has 441,913 (December 31, 2021 - 681,024) common shares subject to escrow conditions resulting from business combinations and asset acquisitions in prior years.

b)    Warrants
The Company’s warrants outstanding as at June 30, 2022 are as follows and include both warrants classified as equity-settled and warrants classified as financial liabilities (Note 11):

	Number of Warrants	Weighted Average Exercise Price
Balance, December 31, 2021	8,481,929	$8.83
Issued	183,486	5.45
Expired	(19,318)	15.00
Balance, June 30, 2022	8,646,097	$8.74
On January 17, 2022, the Company issued warrants to ATB to purchase an equivalent number of common shares of the Company and the warrant liability of $195,066 described in Note 11(c) was derecognized with an offsetting credit to contributed surplus for the value assigned to the warrants. The weighted average remaining contractual life of outstanding warrants was 2.6 years at June 30, 2022 (December 31, 2021 - 3.1 years).

12 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 13 – SHARE BASED PAYMENT ARRANGEMENTS

The Company recorded share-based compensation as follows:

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Stock options (a)	$128,441	$116,892	$320,588	$247,790
Restricted share units (b)	63,087	243,753	123,873	488,129
Total	$191,528	$360,645	$444,461	$735,919

a)Stock Options

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Outstanding, December 31, 2021	866,789	$8.81	7.5
Granted	167,699	$4.70	9.6
Forfeited	(137,526)	$7.11	9.3
Expired	(40,648)	$10.46	1.1
Outstanding, June 30, 2022	856,314	$8.20	7.7

At June 30, 2022, 263,202 stock options were exercisable at a weighted average exercise price of $10.94. Exercise prices of stock options range from $3.46 to $18.02 per option. As at June 30, 2022, unrecognized share-based compensation expense related to non-vested stock options granted is $1,202,934 (December 31, 2021 - $1,824,812).
The weighted average fair value of stock options granted during the six months ended June 30, 2022 of $482,514, or $2.88 per option, was calculated at the date of grant using the Black-Scholes model with the following weighted average assumptions and inputs: grant date share price of $4.70, exercise price of $4.70, risk-free rate of 2.23%, expected life of 6.5 years, expected volatility of 74%, forfeiture rate of 10%, and no expected dividends. Expected volatility is estimated taking into account historical share price volatility.

b)    Restricted Share Units (“RSUs”)
The Company’s obligation to issue shares on the vesting of RSUs is an unfunded and unsecured obligation of the Company. A continuity of RSUs is as follows:

Number of RSUs
Outstanding, December 31, 2021	208,674
Granted	98,417
Exercised	(17,585)
Forfeited	(35,893)
Outstanding, June 30, 2022	253,613
Exercisable at June 30, 2022	108,992

During the six months ended June 30, 2022, 17,585 common shares were issued on the exercise of 17,585 RSUs at a weighted average share price at exercise of $7.53. The fair value of each RSU is based on the market price of the Company’s common shares on the date of grant and the total fair value of RSUs granted in six months ended June 30, 2022 was $491,999. As at June 30, 2022, unrecognized share-based compensation expense related to non-vested RSUs granted was $310,434 (December 31, 2021 - $277,686).

13 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 14 – NON-CONTROLLING INTEREST

In April 2019, the Company obtained control over Agnity as a party to the modified Royalty Purchase Agreement (“Royalty Agreement”). The transaction was accounted for as a business combination, and given the Company had no voting rights, the non-controlling interest (“NCI”) was measured at 100% of the acquired net identifiable assets of Agnity at the transaction date. See Note 18(a) for activity subsequent to June 30, 2022.

	June 30, 2022	December 31, 2021
		Recast (Note 2)
NCI percentage	100%	100%
Current assets	$8,923,871	$11,906,502
Non-current assets	4,512,625	5,111,714
Current liabilities	(11,141,684)	(8,752,552)
Non-current liabilities	(4,510,938)	(5,598,783)
Net assets (liabilities) attributable to NCI	$(2,216,126)	$2,666,881

For the six months ended	June 30, 2022	June 30, 2021
		Recast (Note 2)
Revenue	$1,761,613	$6,010,328

(Loss) income allocated to NCI	$(4,805,598)	$449,017
Other comprehensive income allocated to NCI	53,389	221,545
Total comprehensive (loss) income attributable to NCI	$(4,752,209)	$670,562

Cash flows (used in) provided by operating activities	$(209,162)	1,396,859
Cash flows (used in) investing activities	(8,790)	(309,586)
Cash flows provided by (used in) financing activities	90,633	(387,222)
Foreign exchange impact on cash held in USD	125	15,283
Net (decrease) increase in cash and cash equivalents	$(127,194)	$715,334

14 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 15 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a)    Classification and measurement of financial assets and liabilities by category
The following represents the carrying values of the financial assets and liabilities of the Company and the associated measurement basis for each balance.

Financial assets	Measurement basis	June 30, 2022	December 31, 2021
Cash and cash equivalents	Amortized cost	$4,405,948	$4,588,057
Trade and other receivables [1]	Amortized cost	11,783,456	14,329,781
Long-term receivables	Amortized cost	708,758	740,431
		$16,898,162	$19,658,269

Financial liabilities
Bank indebtedness	Amortized cost	$3,679,631	$3,460,109
Trade payables and accrued liabilities [1]	Amortized cost	15,784,541	12,003,979
Loans and borrowings	Amortized cost	29,985,807	13,215,601
Lease liabilities	Amortized cost	7,678,618	1,045,472
2019 Debentures - host liability	Amortized cost	23,457,500	22,185,170
2021 Debentures - host liability	Amortized cost	75,491	69,034
2021 Debentures embedded derivative	FVTPL	9,600	41,506
Warrant liability - business acquisition	FVTPL	—	709,835
Warrant liabilities - derivatives (Note 11)	FVTPL	3,017,643	7,975,137
Business acquisition payable	FVTPL	1,399,580	1,398,972
		$85,088,411	$62,104,815
1     Excludes amounts for indirect taxes, income taxes and contract assets, where applicable.

Financial instruments not measured at fair value
The carrying values of the financial assets and liabilities where the measurement basis is other than FVTPL approximate their fair values due to the immediate or short-term nature of these instruments considering there have been no significant change in credit and market interest rates since origination date.

b)    Measurement of fair value
The fair value hierarchy establishes three levels to classify the significance of inputs to valuation techniques used in making fair value measurements of all financial assets and liabilities. At June 30, 2022 and December 31, 2021, there were no financial assets and financial liabilities measured and recognized at fair value on a non-recurring basis subsequent to initial recognition.
The Company’s policy for determining when a transfer between levels of the fair value hierarchy occurs is to assess the impact at the date of the event or change in circumstance that could result in the transfer. During the six months ended June 30, 2022, the warrant liabilities associated with the USD Equity financing were transferred from Level 3 to Level 1 as these warrants are now measured by reference to the closing price of the traded warrants (Note 11(b)). There were no other transfers between any of the levels during the six months ended June 30, 2022.

Valuation methodologies used in the measurement of fair value for Level 2 financial assets and financial liabilities
The measurement of Level 2 financial assets and liabilities is made by reference to the inputs used to determine the fair value of each instrument using an appropriate valuation method. There were no changes in the valuation methodologies from those at December 31, 2021.

Valuation methodologies used in the measurement of fair value for Level 3 financial liabilities
There were no changes in the valuation methodologies for Level 3 financial liabilities from those at December 31, 2021, except from the transfer from Level 3 to Level 1 described above. The Black-Scholes model remains in use for the warrants issued on conversion of the 2021 Debentures and is based on the quoted price of the Company’s common stock in an active market, expected volatility, expected life and risk-free rate.

15 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 15 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (continued)

c)     Financial instruments risk
There were no significant changes in the Company’s exposure to those risks during the six months ended June 30, 2022, except for the additional commitments as noted below which impacts liquidity risk and a change to foreign currency risk.

Contractual Obligations and Commitments

During the six months ended June 30, 2022, the most significant changes in contractual obligations were: (a) the addition of new premise leases with lease obligations for base rent of approximately $10,200,000 and variable lease payments of approximately $8,600,000, the majority of which were previously included as commitments; (b) new financing of US$15,000,000 (Note 8(b)) which is classified as non-current at June 30, 2022; and (c) increase in trade payables and accrued liabilities, which includes the cash payment election made by the holder for the settlement of a previous warrant liability (Note 7). Contractual obligations at December 31, 2021, have been reduced by normal course payments made during the six months ended June 30, 2022.

Foreign currency risk

At June 30, 2022, the C$ equivalent carrying amount of the Company’s USD denominated monetary assets and liabilities was $12,015,544 and $32,282,233, respectively (December 31, 2021 - $14,554,193 and $11,685,160) with the majority of the change associated with the Carbon promissory note denominated in USD. Assuming all other variables remain constant, a fluctuation of +/- 5.0% in the exchange rate between the C$ and USD would impact the net loss for the period by approximately $1,013,334 (December 31, 2021 - $143,452).

NOTE 16 - OTHER INCOME / EXPENSE

a) Finance Costs

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Interest on loans and borrowings	$734,854	$286,144	$1,131,557	$533,508
Interest on convertible debentures	1,126,304	1,592,597	2,454,350	3,105,233
Interest on lease liabilities	118,368	75,179	201,417	154,854
Transaction costs expensed	229,716	87,070	248,645	454,574
Other finance costs	20,751	(94,404)	52,661	(65,656)
Total finance costs	$2,229,993	$1,946,586	$4,088,630	$4,182,513

b) Fair value gain (loss) on derivatives

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Gain on warrant liability remeasurement [1]	$(2,505,810)	$—	$(4,999,080)	$—
Gain on embedded derivatives [2]	(32,519)	(1,107,784)	(32,519)	(1,164,059)
Deferred charge loss [2]	—	(5,322)	—	1,615,102
Total fair value (gain) loss on derivatives	$(2,538,329)	$(1,113,106)	$(5,031,599)	$451,043
1 Unrealized change in fair value (Note 11).
2 Associated with the 2021 Debentures. Transactions detailed in the 2021 Annual Financial Statements.

16 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 16 - OTHER INCOME / EXPENSE (continued)

c) Other income

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Government assistance [1]	$(258,296)	$(941,369)	$(637,942)	$(2,117,743)
Government loan forgiveness	—	(181,770)	—	(299,082)
Derecognition of contingent consideration	—	8,855	—	(572,262)
Other	(5,728)	(40,718)	(24,350)	(76,221)
Total other income	$(264,024)	$(1,155,002)	$(662,292)	$(3,065,308)
1    Majority of government assistance are grants from the Canadian Government for wage and rental subsidies.

NOTE 17 – SUPPLEMENTAL CASH FLOW INFORMATION

a)     Changes in non-cash working capital

	Six months ended June 30,
	2022	2021
Trade and other receivables decrease (increase)	$2,567,218	$(721,406)
Long-term receivables decrease	37,442	806,434
Prepaid expenses and other assets (increase)	(106,582)	(926,225)
Trade payables and accrued liabilities increase (decrease)	2,419,693	(2,231,429)
Deferred revenue increase	1,962,559	1,425,521
Increase (decrease) in working capital	$6,880,330	$(1,647,105)
b) Changes in liabilities arising from financing activities

	Six months ended June 30,
	2022	2021
Balance of loans, borrowings and PPP loans, beginning of period	$13,215,601	$14,102,718
New advances	24,600,213	6,260,673
Repayments of principal	(8,224,068)	(7,009,073)
Repayments of interest	(1,055,673)	(377,648)
Liability related items
Forgiveness of PPP Loans [1]	—	(175,790)
Finance fees paid	(300,707)	—
Non-cash related items
Accretion of interest and debt issuance costs	836,182	460,411
Loss on debt modification	161,698	—
Benefit from below market interest rate	—	(117,482)
Foreign exchange and other	752,561	(9,354)
Balance of loans, borrowings and PPP loans, end of period	$29,985,807	$13,134,455
1    Paycheck Protection Plan (“PPP”) loans as described in the 2021 Annual Financial Statements.

17 | Notes to the Condensed Consolidated Interim Financial Statements

mCloud Technologies Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the Three and Six Months Ended June 30, 2022 and 2021
(Unaudited - Expressed in Canadian Dollars except otherwise noted)

NOTE 17 – SUPPLEMENTAL CASH FLOW INFORMATION (continued)
c) Non-cash investing and financing activities

	Six months ended June 30,
	2022	2021
Non-cash accretion of interest included in finance costs [1]	$1,274,689	$1,572,967
Addition of right-of-use assets [2]	6,874,258	—
Addition to lease liabilities [2]	6,758,036	—
Non-cash broker warrants compensation	—	372,947
1     Associated mainly with convertible debentures.
2     Associated mainly with Calgary lease described in Note 6 and one other new lease in the six months ended June 30, 2022.

NOTE 18 – EVENTS AFTER THE REPORTING PERIOD

a) Loss of control of subsidiary

On July 29, 2022, the Company entered into a Technology Continuation Agreement (the “Technology Continuation Agreement”) with Agnity, which replaced the Royalty Agreement, as amended, executed between the parties in April 2019. Under the terms of the Technology Continuation Agreement, the Company received a payment on July 29, 2022 of approximately US$6.0 million which includes amounts to settle the net receivable due from Agnity for advances, net of services received. Concurrent with the signing of the Technology Continuation Agreement, a third party acquired all of the outstanding shares in Agnity from its shareholder. As a result of these events, the Company no longer has the right to nominate the majority of the members of the Operations Committee and no longer has control of Agnity. As a result of the loss of control, effective as of July 29, 2022, the Company will no longer include any of Agnity’s operating results in mCloud’s financial statements and Agnity will no longer be consolidated. See Note 14 for additional information at June 30, 2022 and for the six months ended June 30, 2022 related to Agnity.

b) Share capital and equity awards

On July 6, 2022, 525,114 warrants with an exercise price of $14.25 expired unexercised. On July 29, 2022, the Company granted an aggregate amount of 161,300 stock options and 151,550 RSU’s under the Company’s equity incentive plan.

18 | Notes to the Condensed Consolidated Interim Financial Statements

TSX-V: MCLD NASDAQ: MCLD

mCloud

mcloudcorp.com
PHONE: 1.866.420.1781
EMAIL: ir@mcloudcorp.com